SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SONORA RESOURCES CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

835658 105
(CUSIP Number)

Juan Miguel Ríos Gutiérrez Cerro del Padre # 11 Rinconada de los Pirules, Guadalupe, Zacatecas Mexico,98619 (877) 513-7873
(Name, address and telephone number of person authorized to receive notices and communications)

March 17, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 835658 105	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Juan Miguel Ríos Gutiérrez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MEXICO
NUMBER OF	7	SOLE VOTING POWER	4,750,000 SHARES
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0 SHARES
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	4,750,000 SHARES
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,000 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 835658 105	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D ("13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Sonora Resources Corp. ("SURE"), a Nevada corporation, whose principal executive office is located at Cerro Del Padre #11, Rinconada De Los Perules, Guadalupe, Zacatecas, Mexico, 98619. The principal executive officer is Juan Miguel Ríos Gutiérrez, Chief Executive Officer.

     This 13D gives notice of shares beneficially owned by Mr. Gutiérrez.

ITEM 2. IDENTITY AND BACKGROUND.

     This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act". Mr. Gutiérrez is a Mexican Citizen who serves as Chief Executive Officer. This "Reporting Person" is an "institutional investor" or an "accredited investor."

     Information with respect to this Reporting Person is given solely by such Reporting Person.

     Mr. Gutiérrez is a seasoned mining professional and metallurgical engineer who resides in Mexico. In 2004, he was the 4th person hired by First Majestic Silver Corp. and helped build that company from a junior mining exploration company on the TSXV to a major global silver producer. He first served with the company in the capacity of general manager of each of the three mining units, and then moved to the position of manager for new business initiatives and strategic planning. He left First Majestic in January 2011 and was appointed Chief Executive Officer and Director of Sonora Resources Corp. on January 21, 2011. Mr. Gutiérrez graduated with a degree in engineering from the University of Chihuahua in Mexico, specializing in mining and metallurgical studies and a diploma in management projects. His twenty-seven year career is characterized by an array of appointments related to underground mining and exploration. His vocational experience has provided him with vast abilities to manage distinct and detailed mining projects while also focusing on the identification and successful negotiation of strategic corporate initiatives.

     The principal business address of Mr. Gutiérrez is Cerro del Padre # 11 Rinconada de los Pirules, Guadalupe, Zacatecas Mexico,98619.

     During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See description to Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

     This 13D gives notice of shares beneficially owned by Mr. Gutiérrez.

Other

     The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person has no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

CUSIP No. 835658 105	SCHEDULE 13D	Page 4 of 5 Pages

     The Reporting Person does not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) As of March 17, 2014, Mr. Gutiérrez beneficially owned 4,750,000 shares of common Stock individually, including stock option grants totaling 750,000 shares that Mr. Gutiérrez has the right to acquire in sixty days.

     Mr. Gutiérrez beneficially owned 5.1% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of March 17, 2014 of 92,855,861 shares on a fully diluted basis.

     (b) As of March 17, 2014, Mr. Gutiérrez had sole voting power and sole dispositive power with respect to 4,750,000 shares of Common Stock individually.

     (c) Mr. Gutiérrez has not effected any transaction in any shares of Common Stock of the Issuer within the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2014	By:	/s/ Juan Miguel Ríos Gutiérrez
Juan Miguel Ríos Gutiérrez
Chief Executive Officer and Director